SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                     -----                    -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes                         No         X
                     -----                    -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A


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This Form 6-K consists of:

         An announcement on resolutions passed at the eighth meeting of the second session of the board of directors and change of a director made on April 29, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").


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                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        China Petroleum & Chemical Corporation

                                                               By: /s/ Chen Ge
                                                                   -----------
                                                                 Name: Chen Ge
                                    Title: Secretary to the Board of Directors

Date: April 29, 2004


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                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

 Announcement on Resolutions passed at the Eighth Meeting of the Second Session of the Board of Directors and Change of a Director

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Sinopec Corp. and all the members of the Board confirm the truth, accuracy and completeness of the information contained in this announcement and collectively and individually accept full responsibility for any fraudulent representation, misrepresentation or material omission in this announcement.
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The eighth meeting of the second session of the board of directors of China
Petroleum & Chemical Corporation ("Sinopec Corp.") was convened in writing on 29 April 2004.

The following resolutions were passed at the meeting:

1. the first quarterly report of the year 2004 of Sinopec Corp. was approved; and

2. on 29 April 2004, Mr Liu Kegu, a director of Sinopec Corp., submitted a report on his resignation of directorship to the Board of Directors of Sinopec Corp. due to his work adjustment. His resignation shall be effective upon the conclusion of the eighth meeting of the second session of the board of directors of Sinopec Corp. At the same time, the State Development Bank, a shareholder holding 10.12% of the total share capital of Sinopec Corp., nominated Mr Gao Jian as a candidate for director of Sinopec Corp., which will be a provisional proposal at the 2003 Shareholders' Annual General Meeting. Pursuant to the relevant stipulations of the Rules and Procedures for the Shareholders' General Meetings of Sinopec Corp., the Board of Directors, upon verification, agreed to submit the above proposal on the change of the director to the 2003 Shareholders' Annual General Meeting of Sinopec Corp. for approval.

                                                         By Order of the Board
                                                                       Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 29 April 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Liu Kegu and Fan Yifei; the independent directors are:
Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.


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Attachment:  Biography of the candidate for director

                    China Petroleum & Chemical Corporation
                  Biography of the Candidate for New Director

Gao Jian, 54, is the Deputy Governor of the State Development Bank. In September 1982, Mr Gao graduated from the Beijing Institute of Political Science and Law as a postgraduate specialising in politics and economics. In July 1992, he graduated from the Finance and Science Research Institute of the Ministry of Finance of the State with a Ph.D degree specialising in finance. From November 1997 to June 1998, he conducted postdoctoral researches at the Faculty of Economics at Harvard University, USA and is a Senior Economist. Mr Gao has been engaged in researches in economic theories and financial management for a long period of time and has extensive experience in economics and financial management. From January 1989 to April 1994, he had been the Deputy Head of the Department of Treaty and Law of the Ministry of Finance and the Deputy Head of the State Liabilities Management Department. From April 1994 to October 1998, he was the Head of the State Liabilities Department and the Head of the Department of Treaty and Law of the Ministry of Finance. From October 1998 to April 2001, he was the Chief Economist, the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. From April 2001 to July 2003, he was the Assistant to the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. Since July 2003, he is the Deputy Governor of the State Development Bank.

Mr Gao has no directorship in other listed public companies in the last three years. It is proposed that the remuneration for Mr Gao, as director of Sinopec Corp., shall be calculated on the basis of RMB3,000 (after tax) each time he attends the board of directors' meeting in person. The amount and method of calculation of his remuneration is subject to shareholders' approval at the 2003 Shareholders' Annual General Meeting and the signing of the relevant Directors' Service Contract. The term of directorship shall end at the expiry of the term of office of the current session of the Board of Directors, that is on 22 April 2006. Save as disclosed above, Mr Gao does not have any relationship with any director, senior management, or substantial or controlling shareholders of Sinopec Corp. Besides, Mr Gao does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.